Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

March 4, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Report – Hearing Concerning Licensing of New Operators for the Supply of Internet Access Infrastructure Service

Tel Aviv, Israel – March 4, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) announced today that on March 3, 2020, the Company learned from the website of the Ministry of Communications of the publication of “Hearing - Document for Licensing of New Operators Requesting to Supply Broadband Internet Access Infrastructure Service” (the Company was not formally notified of the hearing).

According to the hearing documents, in the light of the fact that the process of obtaining  a general license for the supply of access infrastructure to the Internet is a complex one, as part of the policy of the Ministry of Communications to encourage the entry of new telecommunications technologies and to promote competition and the entry of new competitors into the telecommunications market, and against the background of steps taken by the Ministry to encourage the deployment of broadband Internet infrastructure, the Ministry is of the opinion that there is room to lower the barriers to entry and formal qualifying requirements for new operators that wish to supply the service. Accordingly, it is proposed in the hearing at the regulatory level that if a party wishes to supply the service, it can do so in the first instance with a special license and will not have to obtain a general license.

Responses to the hearing can be submitted until March 15, 2020.

The Company is studying the hearing documents. At the same time and on the face of it, the Company believes that in certain circumstances the principles of the hearing might lead to possible damage to the Company’s business on a scale that at this stage the Company is unable to estimate.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.